Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Communication Playbook Together, a winning combination.

CH2M and Jacobs Together we create a new, differentiated force to add client value and change the world. Together, we create a premier global consulting, design, engineering, construction, operations and maintenance firm with a common purpose/vision of providing innovative solutions for a more connected, sustainable world. What’s in it for employees? • We are confident that it presents excellent opportunities for employees to grow and develop their careers in the combined organization, a global industry leader. • People are at the heart of both companies, as you’d expect for any firm in the professional services business. The combination of CH2M with Jacobs fundamentally focuses on the talents we bring to the equation. • We expect to build on our respective strengths to create a better company, positioned for even greater levels of success long into the future, with greater opportunities for employees, and a broader offering to make us a more valued partner to clients. What’s in it for our clients? • This is a major transformation that will set the new benchmark for client service in our chosen industries and geographies—not just to be bigger, but to be better—for both firms’ employees, clients and other stakeholders. • The combined company will lead the industry’s rankings and thought leadership, while delivering some of the world’s most important projects through end-to-end services from consulting through engineering, construction, operations and maintenance. • In areas that matter most, our companies have a lot in common. Our shared values include safety, integrity and ethics, a focus on long-term client relationships, delivering on promises, sustainability and having the best talent in the industry. “We are delighted at the prospects of combining CH2M with Jacobs. I can say with confidence we’ve made the right choice – the best choice – for employees, clients and stockholders. Our combination is truly transformative for the industry.” — Jacque Hinman, CH2M Chairman & CEO “Today’s announcement is all about accelerating growth. We are convinced that leveraging our joint capabilities gives us a tremendous opportunity to outperform our competition in winning business and working on the most exciting projects and programs around the world.” — Steve Demetriou, Jacobs Chairman & CEO 2

A compelling combination. We emerge together as a premier, global industry leader. On a global platform through our technical practices and the combined genius in this new organization, we are now able to develop solutions and innovations that will disrupt the industry, provide significant opportunity for employees and sustainable profitable growth. Full complement of respective strengths, with Jacobs investing in CH2M services, and minimal overlap: Life Sciences and Semiconductor: CH2M and Jacobs are respectively considered global leaders, and together we should have the ability to deliver complementary solutions that will provide significant growth opportunities for our people and the combined company. Environmental & Nuclear: CH2M’s leadership in nuclear remediation and our full service environmental capabilities, combined with Jacobs’ complementary presence in nuclear facilities, create a leader in nuclear and environmental solutions. Water: CH2M’s leading position, combined with Jacobs’ global client base and footprint will help us provide a superior position to profitably grow. National Governments: Jacobs’ deep relationships and significant technology, and management and operations strengths are different than CH2M’s. Combined, we are able to bring more capability to even more government clients. Oil, Gas and Chemicals: Jacobs’ leading global position, significant resources and long-term client relationships will help us to deliver even more to our valued clients. Program Management and Construction Management: Skills are in demand globally as the scale of projects and programs continue to grow. Both companies have complementary strengths in this area, and combined we believe we will create even better opportunities for our people to work on some of the world’s most exciting programs while leveraging CH2M’s iconic projects, tools and processes. Buildings: An area where Jacobs is particularly strong, which will enable CH2M to bring that offering to all of our clients, particularly government clients. Transportation: A high growth industry, and one in which resources are constrained due to the increasing magnitude of infrastructure needs globally. Combined, we can tackle mega-programs spanning aviation, highways, rail, transit and ports – anywhere in the world. 3

About CH2M CH2M key awards and rankings over past 5 years • Ranked No. 3 among the industry’s Top 500 U.S. Design Firms - Engineering News Record. • Ranked No. 8 among the industry’s Top 150 Global Design Firms - Engineering News Record. • CH2M-managed Thames Water Lee Tunnel in London named overall 2016 Global Project of the Year - Engineering News-Record • CH2M-designed DC Water Blue Plains Tunnel named Overall Best of the Best Project for 2016 - Engineering News-Record • CH2M received the World Environment Center’s 2016 Gold Medal Award for Sustainable Development • CH2M received the Stockholm Industry Water Award in 2015 for its leadership in potable water reuse - the first engineering company to receive this industry recognition • CH2M became the first firm to receive the prestigious Catalyst Award in 2009 for our commitment to recruit, develop and advance women in the workplace Common humble beginnings Cornell Howland Hayes Merryfield 1946: Founded by three student engineers from Corvallis, Oregon, and their favorite professor 1950s: Adopted shorthand name preferred by clients, “CH2M” 1966: Key Employees (KE) stock ownership program established 1998: Reached $1 billion annual revenue 2000: Expanded employee-ownership model 2003-2009: Listed on Fortune “Most Admired” and “100 Best Companies to Work For” 2010: First year Named a World’s Most Ethical Company, which continues for 7 more years 2014: Jacqueline Hinman named CEO of CH2M 2015-16: 1st engineering firm ever to receive the Stockholm Water Industry Award and the World Environment Center Gold Medal for leadership in sustainability. 2016: 1st industry firm to receive the Project of the Year in both the US and the UK at the same time. 4 Founded in 1946, CH2M leads the professional services industry delivering sustainable solutions benefiting societal, environmental and economic outcomes with the development of infrastructure and industry. In this way, CH2Mers make a positive difference providing consulting, design, engineering and management services for clients needing world-class solutions in environmental, industrial and advanced facilities, transportation and water markets from iconic infrastructure to global programmes like the Olympic Games. The company employs over 20,000 people and operates in more than 50 countries around the world and 2016 revenue of $5.2 billion.

About Jacobs Jacobs key awards and rankings over past 5 years • Jacobs was named the Global Firm of the Year by New Civil Engineer. • Jacobs ranked #235 in the annual Fortune 500 issue. • Jacobs was named to the Forbes Best Large Employers List. • Jacobs ranked #3 in Fortune Magazine’s Most Admired Companies in the World list. – Jacobs has held a top five spot on the coveted list since 1999. • Jacobs ranked #2 of the Top 500 Design Firms from Engineering News Record. • Jacobs was included among the top five finalists for its “Pricing for Prosperity” entry into the 2017 Wolfson Economics Prize. We have been on parallel paths, both founded by talented engineers with the same fundamental values, established in the same part of the world and at the same time in history. Dr. Joseph J. Jacobs Two companies with strengths that complement each other today and see the greater opportunity to differentiate ourselves in the industry tomorrow. 1947: Founded by Dr. Joseph J. Jacobs 1970: Jacobs initiated its IPO 1983: U.S. President Ronald Reagan presented Dr. Jacobs with the Hoover Medal for outstanding extra-career services by engineers to humanity. 1989: Jacobs is listed on the NYSE 1991: Reached $1 billion annual revenue 1997: Reached 15,000 employees 1999: Named the “Most Admired E&C Company” by Fortune Magazine 2010: Forbes names Jacobs as one of America’s “100 Most Trustworthy Companies” 2015: Steve Demetriou named as Jacobs CEO 5 Founded in 1947, Jacobs is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. The company employs over 54,000 people and operates in more than 25 countries around the world and 2016 revenue was $11.0B. Listed on the New York Stock Exchange: JEC

Similar – yet different and together we become a differentiated force Lay the foundation for human progress by turning challenge into opportunity. Providing solutions for a more connected, sustainable world. Vision/Purpose Target Zero. Very strong safety, ethics and integrity embedded in the culture. Diversity Commitment. Sustainability. Beyond Zero. Very strong safety, ethics and integrity embedded in the culture. Diversity. Commitment. Sustainability. Culture Foundation We are respectful. We are collaborative. We are entrepreneurial. We are compassionate. We are positive. Profitable growth is an imperative, People are the heart of our business, Clients are our valued partners. Performance excellence is our commitment. Values Deliver valued solutions globally-locally to our approved clients through choices that align to our core service capabilities. To be the world’s premier design, engineering, construction and technical services firm delivering end-to-end, innovative solutions that provide superior value to our clients. Mission/Strategy Together there is more for you. Personal and professional growth with opportunity to expand your career. Investments in tools and training are a priority. 6

Combined business is $15.1[1] Billion


Building & Infrastructure
$2.5B
$2.3B
$4.8B
Aerospace & Technology
$1.1B
$2.6B
$3.7B
Industrial
$0.4B
$2.9B
$3.3B
Petroleum & Chemicals
$0.3B
$3.0B
$3.3B

(1) Jacobs Revenue and Combined Revenue for TTM ended FY17 Q2

TOGETHER

More than 74,000 Employees


Americas
~14K
~29K
Over 43K
UK, Mainland Europe, Middle East, Africa, India
~5K
~17K
Over 22K
Asia Pacific
~1K
~8K
Over 9K

TOGETHER



Together, a winning combination.

7

What happens next First and foremost, continue to serve our clients with distinction! Our clients have entrusted their important projects to us and they expect us to deliver on our promises. Stay the course by providing the thought leadership and talents that make us the best at what we do! • We’ll issue a special proxy to shareholders with information about the Board’s unanimous recommendation to vote in favor of the transaction. • We’ll begin the process to obtain appropriate regulatory approvals. • We will remain separate companies, and it’s business as usual until the transaction is completed. • As we move ahead, we’ll announce additional details about how we’ll become a cohesive, winning and integrated team. • While we remain separate companies, we can still plan integration with one another and learn about our new colleagues. • An Integration Management Office has been formed to oversee the integration of the two companies. • The IMO team will be jointly led by senior executives of both companies, with Lisa Glatch, CH2M Executive Vice President, Growth & Sales and Gary Mandel, Jacobs President of Petroleum & Chemicals. • Stay informed with information and updates on the VO, and email questions at ourfuture@ch2m.com. Contact Points Your first contact point should be with your leader if you have questions. Send general employee questions to OurFuture@CH2M.com Send sales questions to ClientsQs@CH2M.com 8

Rules of engagement While our agreement with Jacobs presents excellent prospects for our companies, employees and clients, keep in mind that today, we still are separate companies and must continue to operate that way, particularly in how we go to industry and interact with clients, suppliers and joint-venture partners. Business—and competition—as usual When it comes to interacting with colleagues, clients, suppliers, joint-venture partners and competitors – including Jacobs – it’s important for us to operate with a “business as usual” mindset. Here are the guidelines and rules of engagement to follow: • Compete for and deliver the excellent work our clients expect and value. Keep selling, supporting and developing strong relationships on opportunities of mutual value to clients and CH2M. • Continue to place clients first. Stay passionately focused on our clients’ needs, and conscientious about making decisions for their benefit. Our proposed combination with Jacobs should not factor into those decisions. • If pressured to make a change to a client agreement or proposal because of the proposed combination with Jacobs, explain that we are required to operate as separate companies. If the pressure persists, escalate the issue to a business leader or Legal. • Continue to operate as separate companies until we’re no longer separate, when completion of the transaction is announced. • Do not pursue work or discuss competitive pursuits with Jacobs. Ask for help from your business leader or the Legal department if you need further guidance. • Note pre-existing agreements, joint ventures and teaming arrangements involving Jacobs that were established prior to the announcement and send to Deryl Earsom with supporting information so we may ensure these are properly documented. • Any requests to develop any new industry-facing agreements with Jacobs must be approved by the legal officers of both companies. Refer such requests to Deryl Earsom for CH2M. • Do not discuss current sales opportunities, pricing strategies or other confidential business information with Jacobs. • Do not characterize the proposed combination as a “done deal,” or associate business or operating decisions with Jacobs. Our job is to continue to operate as CH2M, serving CH2M stakeholders. • Do not jointly engage clients or supply chain partners with Jacobs or otherwise conduct business in a way that implies that we are operating in a combined fashion. If a joint discussion is warranted to serve the client, refer the matter to Deryl Earsom to get counsel on an approach that ensures compliance with antitrust laws. • Work with CH2M’s Legal team to resolve any additional questions or concerns about engagements with colleagues, clients, suppliers, joint-venture partners and competitors – including Jacobs. 9

How to lead discussion on the announcement that CH2M is joining Jacobs. Communication is one of the most important things leaders do to demonstrate respect for employees. By engaging them in dialogue about critical company issues, we affirm their importance as our most valuable resource. Our employees want to make a positive difference, and they feel valued when: • We communicate in a timely manner. • We welcome their ideas and input. • We follow up on open issues. • We provide perspective on the rationale for decisions. Three-point play Like the three acts of a play, organizing your communication into three parts helps people remember your message. Think about your key points this way: 1. The headline news: Always lead with the main message; 2. What it means for the team (WIIFM): Share relevant context and details about the plan, and engage dialogue about implications for the team; and 3. What actions they should take: Recap the key points and discuss specific actions and ideas with the team needed to support the plan. Preparation Preparation ensures thoughtful communication to frame key messages with your audience’s point of view in mind. Think of it this way: Everyone in the meeting is tuned to station “WIIFM”— What’s in it for me? That is what team members most want to know, and it’s the best way to make your message relevant. Keep in mind that those you’re engaging might require additional background information that provides context they might not have otherwise. Keep notes with supporting information handy that you can refer to as needed. Feedback Feedback helps us evaluate communication effectiveness by measuring levels of understanding and buy-in for key points, while also identifying additional details and clarifications needed. Follow up Follow up by making a note of any open items or questions and let the team know when you’ll circle back with additional information. Messaging Employee engagement studies note that direct, face-to-face communication is best when delivering significant news, while communication in written form is helpful for reference, especially or detailed or complex subjects. Finally, take every opportunity to reinforce key messages in subsequent communications. Use examples and story-telling to help team members relate to the topic. And, even though it may feel trite to you, repeat important points, because repetition underscores the most important messages you want people to remember. 10

Use this process to engage employees in dialogue about changes: 1. Demonstrate ownership of decision providing context around issues and sensitivities raised yet showing support for the combination. 4. Provide perspective and redirect the focus to the opportunities the combination provides to our clients, our employees and our shareholders. When people aren’t sure where change may lead, it makes they feel uncertain or anxious. Change inherently brings opportunity that leaders must define: • Remind employees this was our choice to secure the best outcome for the future, an aim we’ve been discussing for the past 3-1/2 years. • Reinforce that we are very excited about this combination, which truly will be transformative for our companies and we believe the industry. • By combining, we’re not just bigger but better, leading the industry’s rankings, foremost thought leaders and technologists, and end-to-end solutions from consulting through engineering, construction and maintenance. • Reinforce that employees are valued in this combination. Combined with CH2M, Jacobs will provide the expanded opportunities for employees to be part of a larger, more diversified global organization. 2. Listen; engage employees in dialogue about change. Acknowledge employees’ anxieties. Encourage employees to ask questions. You don’t have to know all the answers. Spent time with your team and help them look forward, not backward. Take note of any ideas and issues. Send questions to OurFuture@ch2m.com. 5. Stay positive. Be truthful and transparent. You are the “face of the company” to your employees. Help them understand that the many positive aspects this combination brings. 3. Be focused. Help minimize distractions. Encourage your employees to stay focused on serving our clients. We can’t allow this news to get in the way of our work. We have many colleagues, clients and stakeholders counting on us to keep our promises. Stay the course by providing the thought leadership and talents that make us the best at what we do. 6. Be an advocate for change and be courageous. It’s easy to lead when things are idyllic. When it really matters is in the midst of the storm. This is when we must take hold land turn the wheel together. We can’t do it without you. We need your conviction and determination to steer the company through this. 11

Additional Information and Where to Find It In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/ prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www. jacobs.com or www.ch2m.com. any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law. Participants in Solicitation Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of © 2017 CH2M HILL Updated 08.01.2017